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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 1996
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 12686C-10-9                   13D


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-         Charles F. Dolan
         tion Nos. of Above Persons         SS: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                      (a)
         if a Member of a Group                         ------------------------
                                                        (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                    00- See Item 3 of Statement
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                       U.S.A.
--------------------------------------------------------------------------------
Number of Shares                   (7) Sole Voting Power               6,245,586
Beneficially Owned                 ---------------------------------------------
by Each Reporting                  (8) Shared Voting Power               252,475
Person With                        ---------------------------------------------
                                   (9) Sole Dispositive Power          6,245,586
                                   ---------------------------------------------
                                   (10) Shared Dispositive Power         252,475
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                6,498,061
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                              32.79%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             IN

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CUSIP No. 12686C-10-9                   13D



                      CONTINUATION PAGES OF AMENDMENT NO. 6
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

                  This Amendment No. 6 to the Schedule 13D, dated May 23, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990, Amendment No. 2 thereto, dated August 24, 1991, Amendment No. 3 thereto, dated January 6, 1995, Amendment No. 4 thereto, dated November 20, 1995 and Amendment No. 5 thereto, dated March 22, 1996 (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), is being filed in connection with changes in Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company"), resulting from (i) distributions to Mr. Dolan of his interests in two trusts established by him for estate planning purposes and (ii) dispositions by gift by Mr. Dolan of certain shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock"). The cover page is amended and Item 5 is hereby supplemented by adding the following information after the last paragraph thereof. All other items remain unchanged from previous filings of this Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As of December 31, 1996 Mr. Dolan may be deemed to beneficially own 263,780 shares of Class A Common Stock, and 6,234,281 shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"), which are convertible at the option of the holder share for share into Class A Common Stock of the Company. This aggregate amount represents approximately 32.79% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock).

                  Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,305 shares of Class A Common Stock and 6,234,281 shares of Class B Common Stock and
(ii) the

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CUSIP No. 12686C-10-9                   13D



current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 247,475 shares of Class A Common Stock through the Dolan Family Foundation, a New York not-for-profit corporation and (b) 5,000 shares of Class A Common Stock through his spouse Helen A. Dolan ("Mrs. Dolan").

                  The following paragraphs describe the changes in Mr. Dolan's beneficial ownership of the stock of the Company.

                  On December 31, 1996, two trusts, established by Mr. Dolan for estate planning purposes, made distributions, pursuant to the terms of each of these trusts, to Mr. Dolan as follows: (i) the Charles F. Dolan 1994 Grantor Retained Annuity Trust distributed to Mr. Dolan 1,852,378 shares of Class B Common Stock and (ii) the Charles F. Dolan 1996 Grantor Retained Annuity Trust distributed to Mr. Dolan 2,147,622 shares of Class B Common Stock from the 1996 Trust. Because of his right to reacquire these shares within 60 days, Mr. Dolan was previously deemed to have beneficial ownership of these shares.

                  Also, on December 31, 1996, Mr. Dolan gifted 9,000 Class A Common Stock to the Dolan Family Foundation.

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CUSIP No. 12686C-10-9                   13D



SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 14, 1997


                           Signature:   /s/ Charles F. Dolan
                                        By William A. Frewin, Jr.
                                        ------------------------
                           Name/Title:  Charles F. Dolan
                                        By William A. Frewin, Jr., as
                                        attorney-in-fact

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